Exhibit 99.8

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Maxar Technologies Ltd.

We consent to the use of our report dated February 22, 2018, with respect to the consolidated financial statements incorporated by reference in this annual report on Form 40‑F.  Our report is included in Exhibit 99.9 of this annual report on Form 40‑F. Our report refers to the re-presentation of the comparative information.

We also consent to the incorporation by reference of such report in the Registration Statements (No. 333‑219296 and No. 333‑220853) on Form S‑8 of Maxar Technologies Ltd.

March 29, 2018

Vancouver, Canada